

September 6, 2012

<u>Via E-Mail</u>
Mr. Stephen J. Thomas
Chief Financial Officer
Gaiam, Inc.
833 West South Boulder Road
Louisville, Colorado 80027

      Re: **Gaiam, Inc.**
               Form 10-K for the Year Ended December 31, 2011
               Filed March 15, 2012
               Form 10-Q for the Quarter Ended June 30, 2012
               Filed August 9, 2012
               File No. 000-27517

Dear Mr. Thomas:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Linda Cvrkel

                Linda Cvrkel
                Branch Chief